TOMTOM®

TomTom Refreshes Corporate Identity to Reflect Its Expanding Position and Portfolio

5 February 2007, Amsterdam: TomTom, the world's largest navigation solution provider, today unveils its new corporate identity with a new logo.

The new identity retains all of TomTom's unique brand values for consumers. At the same time it better reflects the full portfolio of navigation, tracking& tracing and traffic solutions that TomTom offers consumers, businesses and governments.

The logo is an evolution of the current logo and consists of the word 'TomTom' spelled in black, capitalised letters and features TomTom's famous red hands embracing a transparent ball.

"TomTom has become a well-established global company and the leading brand in portable navigation solutions in just a few years, says Alexander Ribbink TomTom's Chief Operating Officer. "The new logo reflects these changes and symbolises TomTom's care for its customers, its hands-on mentality and its passion for the best, high quality navigation products and services. It also supports our continued expansion into new markets like fleet management and traffic solutions, whilst strengthening our position as the most preferred navigation brand by consumers.

Starting March, the new logo will gradually be introduced in all materials.

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In case of any discrepancy between this press release and the original English version, the English version prevails.

For more information please contact:

Investor Relations and Financial Press
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

About TomTom

TomTom NV is the world's largest navigation solution provider. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 25 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in The Netherlands. For more information, go to http://www.tomtom.com.

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

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